SCOTT WILSON RPA	www.scottwilson.com

24 CERTIFICATE OF QUALIFIED PERSON

DAVID ROSS

I, David A. Ross, P.Geo., as an author of this report entitled “Technical Report on the Mineral Resource Update for the Juanicipio Joint Venture, Zacatecas State, Mexico” prepared for MAG Silver Corp. and dated January 14, 2011, do hereby certify that:

1.	I am a Senior Geologist with Scott Wilson Roscoe Postle Associates Inc. of Suite 501, 55 University Ave., Toronto, ON, M5J 2H7.
2.	I am a graduate of Carleton University, Ottawa, Ontario, Canada, in 1993 with a Bachelor of Science degree in Geology and Queen’s University, Kingston, Ontario, Canada, in 1999 with a Master of Science degree in Mineral Exploration.
3.	I am registered as a Professional Geoscientist in the Province of Ontario (Reg.#1192). I have worked as a geologist for a total of 15 years since my graduation. My relevant experience for the purpose of the Technical Report is:
a. Mineral Resource estimation work and reporting on numerous mining and exploration projects around the world.
b. Exploration geologist on a variety of gold and base metal projects in Canada, Indonesia, Chile, and Mongolia.
4.	I have read the definition of "qualified person" set out in National Instrument 43-101 ("NI 43-101") and certify that by reason of my education, affiliation with a professional association (as defined in NI 43-101) and past relevant work experience, I fulfill the requirements to be a "qualified person" for the purposes of NI 43-101.
5.	I visited the Juanicipio property most recently on December 16, 2010.
6.	I am responsible for the preparation of all items of the Technical Report.
7.	I am independent of the Issuer applying the test set out in Section 1.4 of NI 43-101.
8.	In 2007, I made an internal review of the Juanicipio Joint Venture exploration program; and in 2009 updated the Mineral Resource estimated and filed a NI 43-101 report.
9.	I have read NI 43-101, and the Technical Report has been prepared in compliance with NI 43-101 and Form 43-101F1.
10.	I have To the best of my knowledge, information, and belief, the Technical Report contains all scientific and technical information that is required to be disclosed to make the technical report not misleading.

Dated this 14th day of January, 2011

(Signed & Sealed)

David A. Ross, M.Sc., P.Geo